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Exhibit (a)(2)

Adolor Corporation
700 Pennsylvania Drive
Exton, Pennsylvania 19341
(484) 595-1500

November 7, 2011

Dear Adolor Stockholder:

        We are pleased to inform you that Adolor Corporation ("Adolor") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cubist Pharmaceuticals, Inc. ("Cubist") and FRD Acquisition Corporation, a wholly owned subsidiary of Cubist ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding shares of Adolor at a price of $4.25 per share in cash, plus one contingent payment right ("CPR") for each share, which shall represent the right to receive up to an additional $4.50 per share in contingent cash consideration payments (as further described in the Merger Agreement) upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase.

        Accompanying this letter is (i) a copy of Adolor's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser's Offer to Purchase, dated November 7, 2011, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of December 6, 2011.

        If successful, the tender offer will be followed by the merger of Purchaser into Adolor. In this merger, all shares of common stock, other than those owned by Adolor, Cubist or Purchaser and other shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $4.25 per share in cash, plus one CPR per share.

        The Board of Directors of Adolor has unanimously determined that the tender offer and the merger are advisable and in the best interests of Adolor's stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF ADOLOR UNANIMOUSLY RECOMMENDS THAT ADOLOR STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

        In arriving at its recommendations, Adolor's Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Adolor has filed with the Securities and Exchange Commission.

        The management and directors of Adolor thank you for the support you have given Adolor and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Michael R. Dougherty
 President and Chief Executive Officer

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  Exhibit (a)(2)